Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEM (2) OF THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON MAY 5, 2014

In my role as secretary of the meeting of the Fiscal Council, I CERTIFY that item (2) of the Agenda of the Minutes of the Meeting of the Fiscal Council of Oi S.A. held on May 5, 2014, at 11 a.m., via teleconference, reads as follows:

“Turning to item (2), in view of the Company’s grant, in connection with the Offering, of an option to distribute up to 15% of the number of shares initially offered, or up to 287,554,298 common shares and 575,108,597 preferred shares, including shares in the form of ADSs, represented by ADRs, under the same conditions and at the same price as the shares initially offered (the “Over-Allotment Option”), pursuant to article 24 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) Instruction 400, dated December 29, 2003, as amended (“CVM Instruction 400”), and considering that the Underwriters exercised the Over-Allotment Option, the members of the Fiscal Council, with the opposing vote of Manuel Jeremias Leite Caldas having been recorded, were of a favorable opinion regarding the Company’s capital increase, within the authorized capital limit established by the Company’s By-Laws, of R$742,035,333.82, which will be fully recorded in the Company’s books under the capital stock line item, through the issuance of 120,265,046 common shares and 240,530,092 preferred shares, all registered, book-entry shares without par value, free and clear of any liens or encumbrances, under the same conditions and at the same price as the shares initially issued pursuant to the Offering, at an issue price of R$2.00 per preferred share (and R$2.17 per common Share, in accordance with the exchange ratio of 1 preferred share per 0.9211 common share). As was done with respect to other shares of the Offering, the calculation of the issue price of the over-allotment shares was made on the basis of the bookbuilding process (the “Bookbuilding Process”), which was concluded on April 28, 2014, reflecting a demand and value for the shares verified by the Offering and the Bookbuilding Process, particularly with respect to the investment intentions of independent third parties, ensuring the independence and commutativity of the price formation process, in compliance with the terms of article 170 of the Brazilian Corporations Law, in accordance with the terms approved at the meetings of the Company’s Board of Directors held on April 28 and April 30, 2014. The Company’s shareholders were not given the right to subscribe for shares on a preferred basis, in accordance with the terms of article 172, item I, of the Brazilian Corporations Law, and article 9 of the Company’s By-Laws. Holders of common shares and preferred shares subscribed and issued pursuant to the Over-Allotment Option shall have the same rights under the Company’s Bylaws and applicable legislation as existing common shares and preferred shares, respectively, including allocation of full dividends and other benefits that may be declared by the Company from the date of the announcement of commencement of the Offering, which took place on April 29, 2014.”

All of the members of the Fiscal Council were in attendance and the following signed the minutes: Allan Kardec de Melo Ferreira; Aparecido Carlos Correia Galdino; Umberto Conti; and Manuel Jeremias Leite Caldas.

Rio de Janeiro, May 5, 2014.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary